Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

NMI Holdings, Inc.
Emeryville, California
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated February 15, 2022, relating to the consolidated financial statements and schedules and the effectiveness of NMI Holdings, Inc.’s internal control over financial reporting, of NMI Holdings, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021.

/s/ BDO USA, LLP
San Francisco, California

May 13, 2022

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.